Exhibit 99.1

Cyberkinetics Announces Third Quarter 2007 Results

FOXBOROUGH, Mass.--(BUSINESS WIRE)--Nov. 14, 2007--Cyberkinetics Neurotechnology Systems, Inc. (OTCBB:CYKN; Company; Cyberkinetics), a neurotechnology company focused on neurostimulation and neural sensing, today released financial results for the third quarter ended September 30, 2007, and provided updates on the Company's progress on its primary development programs.

Total revenue, including research product sales and grant income, for the three months ended September 30, 2007, was approximately $352,000 as compared to $368,000 for the same period in 2006. Research product sales for the three months ended September 30, 2007, were approximately $257,000 as compared to $278,000 for the three months ended September 30, 2006. Grant income for the three months ended September 30, 2007, was $94,000 as compared to $91,000 for the three months ended September 30, 2006. The Company reported a net loss of $2.4 million, or $0.07 per share, for the quarter ended September 30, 2007, compared to a net loss of $2.9 million, or $0.10 per share, for the same period in 2006. Cash used in operations was $1.8 million in the third quarter of 2007, as compared to $2.4 million in the third quarter of 2006. The Company ended the third quarter of 2007 with approximately $3.6 million in cash and cash equivalents as compared to $11.8 million at December 31, 2006.

"During the third quarter, we continued to move forward with our plans to launch the implantable Andara(TM) OFS(TM) System for the treatment of recent spinal cord injuries. In July, we submitted an amendment to our Humanitarian Device Exemption (HDE) application for clearance to market which contained significant additional data in response to questions that had been posed by the FDA in May," said Timothy R. Surgenor, President and Chief Executive Officer of Cyberkinetics. "While we await the FDA's response to our amendment, our sales, marketing and clinical team has focused on executing our plan to commercialize the Andara(TM) OFS(TM) System. We now have 15 leading centers that are considering participation in our initial launch in order to offer the Andara(TM) OFS(TM) System to their spinal cord injury patients.
"The announcement today of the strategic alliance that we formed with NeuroMetrix, Inc. (Nasdaq:NURO) represents a very significant milestone for us. In addition to providing $2.5 million in equity funding, this agreement covers the joint development of products to treat peripheral nerve injury. By providing access to NeuroMetrix' outstanding expertise in the peripheral nerve injury market as well as the capital needed to initiate this program, we believe that this alliance will build significant value for Cyberkinetics. The peripheral nerve market dwarfs that for spinal cord injury treatment -- hundreds of thousands of patients sustain peripheral nerve injuries each year that permanently impair sensory and motor function and result in disabilities, as well as lost productivity."

"We are pleased with NeuroMetrix' investment of $2.5 million in Cyberkinetics, yet we continue to be focused on raising additional capital," said Kurt H. Kruger, Cyberkinetics' Chief Financial Officer. "Raising funds is critical to achieving our product development and commercialization objectives and continues to be a priority for the management team."

Third Quarter 2007 and Recent Operational Highlights

The Andara(TM) OFS(TM) Therapy - Designed to Repair Nerve Damage and Restore Function

--	In July 2007, we submitted an amendment to our Humanitarian Device Exemption to market the Andara(TM) OFS(TM) System in response to questions from the U.S. Food and Drug Administration.

--	In September 2007, we completed the first production lot of Andara(TM) OFS devices.

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During the third quarter, we made significant progress in our plan for commercialization of the Andara(TM) OFS(TM) System: our initial sales, marketing and reimbursement team is in place, as well as sales and reimbursement procedures; and we exhibited the Andara(TM) OFS(TM) System at a major neurosurgery meeting in September.

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Also during the third quarter, we advanced our plan for the initial commercial launch the Andara(TM) OFS(TM) System including a post-market approval study. We hired a consulting medical director to oversee the study design; developed the initial protocol; and contacted and received interest from 15 of the 50 largest treatment systems for spinal cord injury in the United States.

Neural Interface System - BrainGate System Designed to Enable Communication and Limb Movement

--	In July 2007, the BrainGate Neural Interface System (BrainGate) was named an "R&D 100" award winner by R&D Magazine and was selected as the editor's choice for "Most Amazing Technology."

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In August 2007, we, along with Brown University, and the Cleveland FES (Functional Electrical Stimulation) Center at the Case Western Reserve University, received a five-year, $6.5 million grant from the National Institutes of Health (NIH) to support the development of Cyberkinetics' BrainGate Neural Interface System (BrainGate System). Cyberkinetics may receive up to $2.5 million of the total grant award during the five-year period covered by the agreement. We now have research contracts related to BrainGate that could provide over $800,000 in funding over the next four quarters. This non-dilutive grant funding helps support the ongoing development of the BrainGate technology.

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In August 2007, John P. Donoghue, Ph.D., Cyberkinetics' Chief Scientific Officer and director of the Brain Science Program at Brown University, received a prestigious award in Germany for his groundbreaking BrainGate research.

Conference Call Instructions

Cyberkinetics' management will hold a conference call at 11:00 am Eastern Time, Wednesday, November 14, 2007, to discuss results of the third quarter of 2007. Those who would like to participate in the conference call should dial 888-713-4213, or 617-213-4865 for international participants, and use the pass code 72831179. To access a replay of the conference call, which will be available from 1:00 pm Eastern Time on November 14th until 5:00 pm Eastern Time on November 21st, please dial 888-286-8010, or 617-801-6888 for international callers, and use the pass code 97330143.

Interested parties may pre-register for Cyberkinetics' conference call at:

www.theconferencingservice.com/ prereg/key.process?key=PHL4D3U3J

An audio webcast of the conference call will also be available at www.cyberkineticsinc.com on Cyberkinetics' investor relations page. The webcast is also being distributed through the Thomson StreetEvents Network. Individual investors can listen to the call at www.earnings.com, Thomson's individual investor portal, powered by StreetEvents. Institutional investors can access the call via www.streetevents.com, a password-protected event management site.

About Cyberkinetics Neurotechnology Systems, Inc.

Cyberkinetics Neurotechnology Systems, Inc., a leader in the neurotechnology industry, is developing neural stimulation, sensing and processing technology to improve the lives of those with severe paralysis resulting from spinal cord injuries, neurological disorders and other conditions of the nervous system. Cyberkinetics' product development pipeline includes: the Andara(TM) Oscillating Field Stimulator (OFS(TM)) System for acute spinal cord injury, an investigative device designed to stimulate nerve repair and restore sensation and motor function; the BrainGate System, an investigative device designed to provide communication and control of a computer, assistive devices, and, ultimately, limb movement; and a pilot program in the detection and prediction of seizures due to epilepsy. Additional information is available at Cyberkinetics' website at www.cyberkineticsinc.com.

Forward-Looking Statements

This announcement contains forward-looking statements, including statements about Cyberkinetics' product development plans and progress, potential development of proprietary inventions and benefits that may be realized by certain research programs. Such statements may be considered "forward-looking" within the meaning of the United States Private Securities Litigation Reform Act of 1995. You can identify these statements by the use of words like "may," "will," "could," "should," "project," "believe," "anticipate," "expect," "plan," "estimate," "forecast," "potential," "intend," "continue" and variations of these words or comparable words. These statements are subject to known and unknown risks and uncertainties that may cause actual future experience and results to differ materially from the statements made. Forward-looking statements include, but are not limited to, statements concerning our future expectations, plans, prospects and future operating results as well as projections of cash and marketable securities and sufficiency of funding for capital expenditures. Actual results may differ materially from those indicated by these forward-looking statements as a result of various factors including risks related to: our ability to secure regulatory approval for our products; our access to additional capital; our ability to obtain additional funding to support our business activities; our dependence on third parties for development, manufacture, marketing, sales and distribution of our products; our development of products; our ability to obtain and maintain patent protection for our discoveries and products; and our limited operating history; as well as those risks more fully discussed in the "Risk Factors" section of the Company's Registration Statement on Form 10-KSB filed with the SEC on April 2, 2007, and our other public documents filed with the SEC. In addition, any forward-looking statements represent our views only as of today and should not be relied upon as representing our views as of any subsequent date.

Financial results for the third quarter ended September 30, 2007, are summarized in the tables below.

Cyberkinetics Neurotechnology Systems, Inc.
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
Revenues:
Product sales	$257,440	$277,589	$967,744	$704,541
Grant income	94,066	90,873	319,679	520,012
Total revenues	351,506	368,462	1,287,423	1,224,553

Operating
expenses:
Cost of product
sales	133,202	83,076	378,999	278,401
Research and
development	1,173,412	1,804,006	4,453,996	4,804,769
Sales and
marketing	442,218	279,615	1,146,470	608,970
General and
administrative	1,010,838	1,063,311	3,398,819	3,219,931
Purchased in-
process research
and development	-	-	-	1,602,239
Total operating
expenses	2,759,670	3,230,008	9,378,284	10,514,310

Operating loss	(2,408,164)	(2,861,546)	(8,090,861)	(9,289,757)

Other income
(expense):
Interest income	59,173	76,573	284,053	280,622
Interest expense	(92,887)	(137,706)	(316,592)	(460,129)
Other expense, net	(33,714)	(61,133)	(32,539)	(179,507)
Net loss	$(2,441,878)	$(2,922,679)	$(8,123,400)	$(9,469,264)

Basic and diluted
net loss per
common share	$(0.07)	$(0.10)	$(0.22)	$(0.34)

Shares used in
computing basic
and diluted net
loss per common
share	36,475,433	27,916,186	36,426,315	27,567,879

Cyberkinetics Neurotechnology Systems, Inc.
Condensed Consolidated Balance Sheets
(Unaudited)

	As of
	September 30,	December 31,
	2007	2006
Assets
Current Assets
Cash and cash equivalents	$3,584,516	$11,835,534
Other current assets	1,328,534	1,593,718
Net property and equipment	463,085	569,256
Other assets	2,118,054	2,105,345
Total assets	$7,494,189	$16,103,853

Liabilities and stockholders' equity
Current liabilities	3,775,259	3,888,953
Long-term liabilities	732,790	2,115,231
Stockholders' equity:
Common stock, $0.001 par value	37,567	37,409
Additional paid-in-capital	45,347,171	44,337,458
Accumulated deficit	(42,398,598)	(34,275,198)
Total stockholders' equity	2,986,140	10,099,669
Total liabilities and stockholders' equity	$7,494,189	$16,103,853

CONTACT:	Cyberkinetics Neurotechnology Systems, Inc. Elizabeth A. Razee, 508-549-9981, Ext. 109 Manager, Corporate Communications

SOURCE:	Cyberkinetics Neurotechnology Systems, Inc.